June 11, 2012

Jay Williamson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

VolitionRX Limited

Amendment to Form 8-K

Filed May 8, 2012

File No. 000-30402

Dear Mr. Williamson:

VolitionRX Limited, a Delaware corporation (the “Company”), has received and reviewed your letter of May 25, 2012, pertaining to the Company’s Form 8-K/A (the “Form 8-K/A”) filed May 8, 2012 with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM 8-K/A

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 25, 2012.

Form 8-K/A, filed May 8, 2012

Executive Compensation, page 50

1.

We note your response to prior comment two from our letter dated April 24, 2012.  However, in reviewing your document, we continue to note arrangements that suggest indirect compensation may be paid or payable to your named executive officers.  For example we note the obligation on page 25 to pay consultancy fees to PB Commodities for Mr. Reynolds’ services. In addition, we note that Mr. Reynolds founded Mining House, that Mining House does not provide services to companies other than Singapore Volition and that Mr. Roosevert performs services on behalf of mining house.  Please note that Item 402 of Regulation S-K covers transactions with third parties where the purpose of the transaction is to furnish compensation to the named executive officer, directly or indirectly.  Please revise your disclosure accordingly.  Similarly revise the Form 10-K.

RESPONSE:  We have revised the Form 8-K/A and Form 10-KT/A to disclose the requested information.

Management’s Discussion and Analysis, page 36

2.

We note the disclosure on page 36 that you have received subscriptions totaling $644,250 during 2012 for the private sale of your securities.  Please reconcile with your response to Item 2 of Form 10-Q for the period ended March 31, 2012.  In this respect it is unclear where the information responsive to Item 701 of Regulation S-K was previously disclosed for these transactions.  Please advise or revise.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

RESPONSE:   Effective May 11, 2012, the Company closed a private placement pursuant to which the Company received a total $1,019,375 subscriptions for 582,510 common shares at a price of $1.75 per share.  In addition to the shares, each subscriber is also entitled to one common share purchase warrant to purchase one half common share at a price per warrant share of $2.60.  In addition, as part of the same placement, directors, employees and consultants of the Company converted $184,777 debt due for services, on the same terms as the cash subscriptions, for 105,591 common shares at a price of $1.75 per share and warrants exercisable at a price of $2.60 per warrant share.

The disclosure we previously made in our Form 8-K/A regarding the subscriptions totaling $644,250 was a part of the aforementioned private placement, however, the private placement had not closed at the time we filed the Form 8-K/A.  We have revised the Form 8-K/A to update the amounts received from the private placement upon its closing.  Additionally, we have revised Item 2 of the Form 10-Q to disclose the issuance of unregistered shares of common stock of the Company subsequent to the quarter, pursuant to the closing of the private placement.

For our future Form 10-Q for the quarter ended June 30, 2012, we will include the following language under Item 2:

“On or about May 25, 2012, the Company issued 582,510 restricted shares of the Company’s common stock pursuant to the closing of a private placement.  Under the placement, the Company received a total of $1,019,375 in subscriptions before expenses for 582,510 common shares at a price of $1.75 per share. In addition to the shares, each subscriber is also entitled to one warrant to purchase one common share at a price of $2.60 for every two shares subscribed for. The warrants are to expire on May 10, 2016. In addition, as part of the same placement, directors, employees and consultants have converted $184,777 debt due for services on the same terms as the cash subscriptions above, for 105,591 common shares at a price of $1.75 per share, and 52,798 warrants exercisable at a price of $2.60 per share and expiring May 10, 2016.   The 105,591 shares were issued on or about May 25, 2012.”

In connection with the Company’s responding to the comments set forth in the May 25, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

VolitionRX Limited

/s/ Cameron Reynolds

By: Cameron Reynolds

Title: President, Chief Executive Officer and Director

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841